FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July, 2013
Commission File Number 1-11080

THE ICA CORPORATION
(Translation of registrant's name into English)

Blvd. Manuel Avila Camacho 36
Col. Lomas de Chapultepec
Del. Miguel Hidalgo
11000 Mexico City
Mexico
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.....x.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Empresas ICA Announces Unaudited Second Quarter 2013 Results

Mexico City, July 26, 2013—Empresas ICA, S.A.B. de C.V. (BMV and NYSE: ICA), the largest infrastructure and construction company in Mexico, announced today its unaudited results for the second quarter of 2013.

The Company’s results reflect the first-time adoption of five accounting standards related principally to issues of control. The most important of these, IFRS 11 “Joint Arrangements,” eliminates proportional consolidation. Results for 2Q12 and the full year 2012 have been restated for comparative purposes. Additional information is provided in the Notes.

Summary for the Second Quarter

Significant revenue growth and margin contribution from the Concessions and Airports businesses underpinned ICA’s results in the second quarter of 2013. These reflect the start of operation late last year of four new concessions and the continued growth of air passenger traffic. In addition, Construction revenue and margins rebounded significantly from first quarter levels, as several of ICA’s new projects moved into the construction phase. At the same time, new contracts and contract additions increased construction backlog.

ICA announced two strategic transactions during the quarter, as part of our business model. The sale of the investment in the RCO tollroads and the sale of a portion of our shares in OMA generate more than Ps. 7,800 million in cash for ICA. The RCO transaction generated a net gain of Ps. 498 million in 2Q13 results. The OMA transaction will be recognized in the third quarter. The resources from these transactions increase ICA’s financial flexibility, allowing us to reduce short-term debt and position us to take advantage of new infrastructure opportunities in Mexico and abroad.

The announcement of Mexico’s Transportation and Communications Investment Program in mid-July as part of the National Infrastructure Plan provides greater visibility on the opportunities for new contracts. The increase in backlog also corroborates ICA’s previously announced outlook for the year for both revenues and Adjusted EBITDA.

•
Consolidated 2Q13 revenue was Ps. 8,208 million, a decrease of 13% from Ps. 9,460 million in 2Q12. Construction revenue decreased 30% as a result of the transition to new projects that are just getting underway, while Concessions and Airports revenues grew 109% and 15%, respectively.

For more information contact:
Iga Wolska iga.wolska@ica.mx Elena Garcia elena.garcia@ica.mx relacion.inversionistas@ica.mx (5255) 5272 9991 ext.3696	Gabriel de la Concha, CIO gabriel.delaconcha@ica.mx Victor Bravo, CFO victor.bravo@ica.mx In the United States: Daniel Wilson, Zemi Communications (1212) 689 9560 dbmwilson@zemi.com

•
The Adjusted EBITDA margin reached 27.2%, as a result of the start of operation of several concessioned projects in the Concessions segment, the gain on sale of RCO, and increased contribution from the Airports segment in the quarter.

•
Construction backlog as of June 30, 2013 was Ps. 37,087 million, 13% above the level as of December 31, 2012. ICA also has long-term mining and other service contracts for Ps. 6,221 million. In addition, non-consolidated affiliates and joint ventures have Ps. 9,630 million in construction backlog.

•
Comprehensive financing cost was Ps. 2,461 million in 2Q13 as a result of an exchange loss of Ps. 1,254 million as a result of the depreciation of the peso, a higher level of debt to finance projects, and the fact that interest expenses for concessioned projects that enter into operation are no longer capitalized.

•	Consolidated net loss was Ps. 345 million, and net loss of the controlling interest was Ps. 501 million. The net losses were principally the result of the exchange loss mentioned above.

•	Construction contributed 66% of consolidated revenue and 17% of Adjusted EBITDA in 2Q13.

•	Concessions contributed 25% of consolidated revenue and 65% of Adjusted EBITDA in 2Q13.

•
As of June 30, 2012, ICA’s Concessions segment was participating in 18 projects, including ten highways, five water projects, two social infrastructure projects, and one port. Of these, eleven were in full operation, and seven under construction.

•	Airports contributed 10% of consolidated revenue and 17% of Adjusted EBITDA in 2Q13.

Investor Relations	www.ica.com.mx	2/23

Construction

•
Construction revenues were Ps. 5,427 million in 2Q13. The MItla-Tehuantepec highway, Eastern Discharge Tunnel, the Barranca Larga-Ventanilla highway, and construction contracts of San Martín in Peru made the largest contribution to revenues in 2Q13. Revenue decreased 30% compared to 2Q12 as a result of the transition between completion of large projects last year and the start-up of new projects in backlog. As a result of the start of the construction phases of large scale projects such as Mitla-Tehuantepec and Barranca Larga-Ventanilla, construction revenues rose 17% as compared to 1Q13.

•	Operating income for the quarter of Ps. 335 million and Adjusted EBITDA of Ps. 378 million were both below the 2Q12 levels, principally due to the transitional effects mentioned above.

•	Civil Construction debt decreased Ps. 990 million to Ps. 9,429 million.

Investor Relations	www.ica.com.mx	3/23

Construction Backlog

•	Construction backlog was Ps. 37,087 million as of June 30, 2013, equivalent to 24 months work at the average rate for the first six months of 2013.

•
New contracts and net increases in existing contracts in 2Q13 totaled Ps. 11,357 million, including new contracts for the Palmillas-Apaseo El Grande tollroad, San Martín Contratistas Generales construction contracts in Peru, an additional part of the contract for Mitla-Tehuantepec and an increase in the contract for Caqueta-Hila in Colombia.

•	Projects outside of Mexico were 16% of backlog.

Contracted Mining and Other Services

•	As of June 30, 2013, ICA also had Ps. 6,221 million in long-term mining and other services contracts, principally in San Martín.

Investor Relations	www.ica.com.mx	4/23

Concessions

•	The portfolio of concessions continues to strengthen with the start of operations of the two new highway concessions and the two social infrastructure projects in late 2012.

•
Average Daily Traffic Volumes (ADTV) on consolidated highways increased 73% in 2Q13, principally because of increased traffic on the Rio de Los Remedios-Ecatepec tollroad, as well as the start of operations of the La Piedad Bypass and the Rio Verde-Cd. Valles highways.

•
Concessions revenues increased 109% to Ps. 2,047 million compared to 2Q12. Revenue from operation of projects (e.g., tolls, maintenance fees, and service revenues) increased 172% in the quarter. The new concessions that started operations last year were the major contributors to revenue growth.

•
Adjusted EBITDA increased 149% to Ps. 1,447 million, principally as a result of the contributions of the two Social Infrastructure projects and the gain on sale of ICA’s participation in the RCO tollroads. The Adjusted EBITDA margin increased to 70.7% from 59.4%.

•
Concessions segment debt increased 24% to Ps. 24,459 million, principally because of the drawings on financings for projects that are in the construction phase. The segment’s cash balances increased to Ps. 4,055 million from 2,330 million as of December 31, 2012.

•	With the start of operations, the new projects are also able to begin servicing their debt.

Investor Relations	www.ica.com.mx	5/23

Operating Concessions information

Traffic Volume (vehicles per day)	2Q12	2Q13	% Chg	6 months 2012	2013	% Chg
Acapulco Tunnel	8,856	7,287	(18)	8,823	7,624	(14)
Mayab Consortium	2,394	2,329	(3)	2,328	2,406	3
Rio de los Remedios	6,616	15,603	136	6,738	12,243	82
Libramiento La Piedad	NA	4,272	NA	NA	3,949	NA
Río Verde Cd. Valles	NA	1,349	NA	NA	1,342	NA
Total Consolidated	**17,866**	**30,840**	**73**	**17,889**	**27,564**	**54**

Revenues Composition Ps. million	2Q12	2Q13	% Chg	6 months 2012	2013	% Chg
Acapulco Tunnel	38	32	(16)	74	66	(11)
Mayab Consortium	112	124	11	213	247	16
Rio de los Remedios	4	1	(88)	7	3	(62)
La Piedad Bypass	NA	23	NA	NA	40	NA
Rio Verde - Ciudad Valle	NA	10	NA	NA	14	NA
Total Operating Highways	**154**	**190**	**23**	**294**	**370**	**26**
Social Infrastructure	NA	702	NA	NA	1,389	NA
Water Projects	9	5	(43)	17	5	(70)
Total Other Operating Projects	**9**	**707**	**--**	**17**	**1,394**	**--**
Operating Service Revenues	224	154	(31)	344	316	(8)
Total Operating Revenues	**387**	**1,051**	**172**	**654**	**2,079**	**218**
Financial Income	212	503	138	456	724	59
Construction Revenues and others	378	493	30	683	722	6
Total Revenues	**977**	**2,047**	**110**	**1,794**	**3,525**	**96**

Investor Relations	www.ica.com.mx	6/23

Airports

•
Terminal passenger traffic increased 6% to 3.2 million in 2Q13. Domestic passenger traffic grew 6%, and international traffic increased 1%. Nine of the fifteen airlines operating at OMA’s airports registered traffic growth. Seven new domestic routes and one new international route opened in the quarter.

•	Total revenue increased 15% to Ps. 828 million in 2Q13. Aeronautical and non-aeronautical revenues rose a combined 11%. Aeronautical revenues rose 10% principally as a result of to traffic growth.

•
Non-aeronautical revenues rose 17% principally because of the revenues from checked baggage screening, OMA cargo operations, the NH T2 hotel, and retail and other leases, including the start of leasing of a new hangar for low cost carriers in Monterrey.

•	Adjusted EBITDA reached Ps. 371 million in the 2Q13, an increase of 18% as compared to Ps. 315 million in 2Q12. The Adjusted EBITDA margin was 44.8%.

•	Airports debt was Ps. 4,447 million as of June 30, 2013, an increase of Ps. 2,980 million as compared to December 31, 2012. Debt includes Ps. 1,500 million in 10-year Notes issued in 1Q13.

The Airports segment includes Grupo Aeroportuario del Centro Norte (known as OMA), Aeroinvest, and Servicios de Tecnología Aeroportuaria (SETA). The earnings report of GACN, which is the operating company in the Airports segment, can be found at http://ir.oma.aero. Those results differ from the ones presented here as a result of consolidation effects.

Investor Relations	www.ica.com.mx	7/23

Consolidated Results

•
Revenues decreased 13% to Ps. 8,208 million in 2Q13, and 20% in the first six months of 2013. Reductions in Construction as a result of the transition from recently completed large-scale projects to new projects were only partially offset by strong increases in Concessions and Airports revenues.

•	Cost of sales decreased 23% in 2Q13 and 27% in the first six months of 2013. Cost of sales includes interest expense on financed projects in Concessions.

•	Selling, general, and administrative expenses were Ps. 698 million in 2Q13, equivalent to 8.5% of revenues. SG&A expense was unchanged in the first six months of 2013.

•
Other income was Ps. 514 million in 2Q13, and was principally the result of the Ps. 498 million gain on sale of ICA’s shareholding in RCO. For the first six months of 2013, other income was Ps. 516 million.

•
Operating income increased 134% to Ps.1,919 million. The increase was principally the result of the start of operations of four concessions in late 2012, the gain on sale of RCO, and the continued growth of Airports aeronautical and non-aeronautical services. In the first six months of 2013, operating income grew 53% to Ps. 2,514 million, with a margin of 16.6%.

•	Adjusted EBITDA increased 51% to Ps. 2,234 million in 2Q13, as a result of the contributions of the Concessions and Airports segments, and the sale of RCO. The Adjusted EBITDA margin reached 27.2%.

Investor Relations	www.ica.com.mx	9/23

~~•~~
Comprehensive financing cost was Ps. 2,461 million in 2Q13 as a result of exchange loss of Ps. 1,254 million as a result of the depreciation of the peso and increased interest expense because of a higher level of debt and the fact that interest expenses for concessioned projects that entered operation are no longer capitalized. For the first six months, the comprehensive financial cost was Ps. 2,758 million. Exchange gains and losses do not represent cash inflows or outflows.

~~•~~
Share of earnings of affiliated companies and joint ventures. The largest portion of this was generated by ICA Fluor and other construction joint ventures. The Notes to the financial information contain supplementary information on the performance of these affiliated companies.

•	Discontinued operations include the results of the horizontal housing assets, which are classified as assets available for sale.

•	Consolidated net loss was Ps. 345 million in 2Q13, and Ps. 82 million in the first six months of 2013, principally as a result of the exchange loss mentioned above.

•
Net loss of the controlling interest was Ps. 501 million in 2Q13. Loss per share was Ps. 0.82 and loss per ADS was US$ 0.25. For the first six months of the year, net loss of the controlling interest was Ps. 337 million, or Ps. 0.55 per share and US$ 0.17 per ADS.

Capital Expenditures

•
During 2Q13, ICA invested approximately Ps. 1,297 million in projects. Revenue resulting from operations related to investment in Concessions and other projects is recognized upon completion of construction and initiation of operations.

Debt

•
As a result of investments in concessions under construction, working capital borrowings to complete projects in execution, and borrowings to finance the Airport segment’s Master Development Plan investments, total debt as of June 30, 2013 was Ps. 55,347 million, an increase of Ps. 7,690 million, or 16%, as compared to December 31, 2012. The increase in debt as compared to March 31, 2013 was principally the result of the depreciation of the peso and its effect on the valuation of dollar-denominated debt.

•
Total cash as of June 30, 2013 was Ps. 7,674 million, an increase of Ps. 1,083 million as compared to December 31, 2012. The balance includes cash and equivalents of Ps. 3,618 million and restricted cash of Ps. 4,057 million. Net debt was Ps. 47,673 million.

Investor Relations	www.ica.com.mx	9/23

•	Construction accounted for 17% of total debt, and consisted principally of short-term working capital credit lines.

•
Concessions accounted for 44% of total debt. Such debt consisted of structured project finance credit facilities. Of total Concessions debt, 85% is for operating concessions that are amortizing debt in accordance with their financing agreements; the remaining 15% corresponded to projects under construction.

•	Airports accounted for 8% of total debt, and the increase resulted from the issuance of Ps. 1,500 million in Notes in 1Q13.

•
Debt issued at the parent company level represented 31% of total debt, and consisted principally of the two U.S. dollar denominated Notes. The principal cause of the increase in corporate debt was the volatility of the exchange rate. The excess cash balances of each segment and the dividends and fees paid to the parent company are the source of payment for these obligations.

•	47% of total debt was bank debt and 53% was securities debt; 26% of debt was short-term; and 43% of debt was denominated in foreign currency, principally U.S. dollars.

•
ICA’s policy is to contract financing for projects in the same currency as the source of repayment. In addition, the Company uses financial derivatives to reduce exchange and interest rate risks. ICA expects to continue to be active in the capital markets to finance or refinance projects that generate value for the Company.

Investor Relations	www.ica.com.mx	10/23

Material Events and Subsequent Developments

•
On June 20, 2013, ICA announced the signing of an agreement to sell its 18.7% shareholding in Red de Carreteras de Occidente, S.A.B. de C.V. (RCO), the concessionaire for 760 km of highways in western Mexico, to two funds managed by Goldman Sachs. ICA expects to receive Ps. 5,073 million for its investment and to continue operating the highways. The transaction completes an asset recycling process initiated in 2012, and the sale price represents a multiple of 14.1 times RCO’s 2012 EBITDA.

•
On July 12, 2013, the global public secondary offering of Series B shares offered by Aeroinvest, S.A. de C.V., a subsidiary Empresas ICA, at a price of Ps. 40.00 per share and US$ 24.76 per ADS was closed. The Series B shares sold, including the overallotment option, totaled 69 million Series B shares and represent approximately 17.25% of OMA’s capital stock. All of the Series B shares and ADSs were sold by Aeroinvest, which received all the proceeds of the offering. The aggregate sale price was approximately Ps. 2,760 million. OMA did not receive any proceeds from the offering, and its total number of outstanding shares did not change. ICA retains the controlling interest in OMA through its ownership of OMA’s Series BB shares, and ICA expects to continue to consolidate OMA in its financial statements.

•
In July 2013, ICA completed 100% of the financing for the construction of the Palmillas-Apaseo El Grande tollroad. The 4-lane, 86 km high specification highway in the states of Querétaro and Guanajuato is expected to reduce congestion on the Mexico City-Querétaro highway. The total investment to build, operate, exploit, conserve, and maintain the highway is estimated at Ps. 9,358 million. The project added Ps. 5,591 million to backlog in 2Q13. Construction is expected to be completed in 24 months.

•
ICA acquired 140,430 of its own shares on July 12-17, 2013, in transactions on the Mexican Stock Exchange and in accordance with the regulations of the Securities Market Law and Sole Circular for Issuers, using a portion of the Ps. 2,192 million share purchase reserved authorized by the Annual Shareholders’ Meeting on April 16, 2013. The average price was Ps. 24.77 per share.

Conference Call Invitation

ICA’s conference call will be held on Monday, July 29, at 10:00 am Eastern Time (09:00 am Mexico City time). To participate, please dial toll-free (855) 826-6151 from the U.S. or +1 (559) 549-9841 internationally. The conference ID is 18615628. The conference call will be Webcast live through streaming audio and available on ICA’s website at http://www.ica.com.mx/ir

A replay will be available until August 5, 2013 by calling toll-free (855) 859-2056 from the U.S. or +1 (404) 537-3406 internationally, again using conference ID 18615628.

Investor Relations	www.ica.com.mx	11/23

Consolidated Financial Statements

Investor Relations	www.ica.com.mx	12/23

Empresas ICA, S.A.B. de C.V.
Consolidated Balance Sheet

Ps. million	Dec-12	Jun-13
Assets		
Cash and Cash Equivalents	4,117	3,618
Restricted Cash	1,971	3,539
Trade and Contract Receivables	16,222	17,723
Other Receivables	3,947	10,665
Inventories	2,058	2,213
Other Current Assets	4,842	5,068
Total Current Assets	**33,157**	**42,825**
Trade and Contract Receivables	11,929	11,993
Restricted Cash	503	518
Other Investments	38,259	39,572
Investment in Affiliates and Joint Ventures	1,800	1,823
Investment in Concessions	**33,830**	**35,063**
Long Term Inventories	2,630	2,687
Long Term Assets	**50,692**	**52,084**
Property, Plant and Equipment Net	5,256	5,136
Other Assets	9,821	10,961
Total Assets	**98,926**	**111,005**
Liabilities		
Accounts Payable	5,973	6,240
Short -Term Debt	10,565	14,669
Other Current Liabilities	12,085	16,059
Total Current Liabilities	**28,623**	**36,968**
Long-Term Debt	37,092	40,678
Other Noncurrent Liabilities	12,549	12,804
Total Liabilities	**78,264**	**90,450**
Stockholders' Equity, Controlling Interest	16,812	16,929
Non-controlling Interest	3,850	3,627
Stockholders' Equity	**20,662**	**20,555**
Total Liabilities and Stockholders' Equity	**98,926**	**111,005**

Empresas ICA, S.A.B. de C.V.
Statement of Changes in Stockholders' Equity

	Jan 1 - Jun 30	
(Ps. Million)	2012	2013
Stockholders' Equity, at start of period	**20,824**	**20,662**
Issuance of common stock	142	144
Repurchase of shares	(101)	0
Effect of conversion of foreign entities	(279)	(69)
Effect of valuation of derivative instruments	(754)	713
Other	(1,072)	(813)
Net income of period	1,185	(82)
Stockholders' Equity, at end of period	**19,945**	**20,555**

Investor Relations	www.ica.com.mx	13/23

Empresas ICA, S.A.B. de C.V.
Statement of Cash Flows

Ps. Million	Jan 1 - Jun 30 2012	2013
Operating Activities		
Consolidated net income (loss)	**1,185**	**(82)**
Taxes	516	(141)
Other non-cash expenses	44	107
Items related to investing activities	**145**	**(14)**
Depreciation and amortization	402	464
Share in loss of associated companies	(247)	32
Other	(9)	(510)
Items related to financing activities	**837**	**2,922**
Interest expense	1,710	2,416
Unrealized exchange rate fluctuation	(984)	242
Valuation of derivative financial instruments	60	168
Other	51	96
Resources used in operations	**(9,088)**	**(2,830)**
Net flow from operating activities	**(6,361)**	**(38)**
Investing activities		
Acquisition of businesses	(503)	(109)
Acquisition of real estate, machinery and equipment	(27)	(115)
Acquisition of other long term assets	(530)	(4,116)
Sale of real estate, machinery and equipment and other investments	19	65
Other	30	35
Net flow from investing activities	**(1,010)**	**(4,239)**
Financing activities		
Borrowings	11,646	9,379
Debt payments	(3,400)	(1,661)
Interest expense	(1,426)	(2,094)
Decreases in minority interest	(1,368)	204
Share repurchases	(152)	0
Financing for financial derivatives	(89)	(412)
Other	(100)	(53)
Net cash flow from financing activities	**5,112**	**5,362**
Net change in cash and cash equivalents	**(2,259)**	**1,085**
Adjustments in cash flow for exchange variations	(37)	(2)
Cash and cash equivalents at beginning of period	8,929	6,591
Cash and cash equivalents at end of period	**6,634**	**7,674**

Investor Relations	www.ica.com.mx	14/23

Empresas ICA, S.A.B. de C.V.
Consolidated Segment Information

	Construction	Airports	Concessions	Corporate and Other[1]	Consolidated
2Q13					
Revenues	5,427	828	2,047	(94)	8,208
Operating Income	335	313	1,246	25	1,919
Operating margin	*6.2%*	*37.8%*	*60.9%*	--	*23.4%*
Adjusted EBITDA	378	371	1,447	38	2,234
Adj. EBITDA Margin	*7.0%*	*44.8%*	*70.7%*	--	*27.2%*
Depr. & Amort. [2]	43	58	201	13	315
Total Assets	40,400	14,320	54,007	2,279	111,005
Total Debt	9,429	4,447	24,459	17,012	55,347
Capital Expenditures	120	6	622	79	827
2Q12					
Revenues	7,734	720	977	28	9,460
Operating Income	389	259	228	(56)	821
Operating margin	*5.0%*	*35.9%*	*23.4%*	--	*8.7%*
Adjusted EBITDA	614	315	580	(29)	1,480
Adj. EBITDA Margin	*7.9%*	*43.7%*	*59.4%*	--	*15.6%*
Depr. & Amort. [2]	225	56	352	27	660
Total Assets	56,375	11,592	35,285	187	103,439
Total Debt	21,289	2,146	17,318	12,951	53,703
Capital Expenditures	0	13	5	535	552

(1) Includes the holding company, subholding companies and consolidation effects

(2) Depreciation, amortization and net interest expenses included in cost of sales

Investor Relations	www.ica.com.mx	15/23

Investor Relations	www.ica.com.mx	16/23

Annexes

Backlog

Concessions Portfolio

Investor Relations	www.ica.com.mx	17/23

Non-Consolidated Affiliates and Joint Ventures

Construction

•
This includes the results of ICA Fluor (ICA’s share 51%), Grupo Rodio Kronsa (50%), and the construction companies for the Nuevo Necaxa-Tihuatlan highway (60%), the El Realito (51%) aqueduct, and the Atotonilco (50%) water treatment plant, among others.

•	Non-consolidated construction affiliates had Ps. 9,630 million in contracts as of June 30, 2013.

Investor Relations	www.ica.com.mx	18/23

•
New contracts and contract additions were Ps. 990 million, including the Caderetya Clean Diesel Package 4 and the expansion of the contracts for Chicontepec II oil field services and the Cananea SX/EW III plant Phase 2.

Concessions

•
Includes the concessions for the Nuevo Necaxa-Tihuatlan highway (with ICA holding a 50% interest), the Mitla-Tehuantepec highway (60%), the Autovia Urbana Sur (30%), the El Realito aqueduct (51%), the Queretaro Aqueduct II (43%), the Lázaro Cárdenas Port operator (5%), and Proactiva Medio Ambiente (49%). RCO (18.7%) will be included only through the date of closing of the sale.

Investor Relations	www.ica.com.mx	19/23

Corporate and Other

•	Includes principally Actica (interest in the company is 50%) and Los Portales in Peru (50%).

Notes and disclaimer

The unaudited condensed consolidated financial statements of Empresas ICA, S.A.B. de C.V. and subsidiaries have been prepared in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and presented in accordance with IAS 34 “Intermediate Financial Reporting”. These financial statements include all the adjustments, including those of a normal and recurring nature, required for an adequate presentation of the results of operations. Results for interim reporting periods may not be indicative of full year results. As a result, the reading and analysis of these interim financial statements should be done in conjunction with the financial statements for the year ended December 31, 2012, which were also prepared under IFRS.

Other Notes

Unaudited financials: Financial statements are unaudited statements.

Prior period comparisons: Unless stated otherwise, comparisons of operating or financial results are made with respect to the comparable prior-year period, or balances as of June 30, 2011.

Percentage changes: Are calculated based on actual amounts.

Adjusted EBITDA: Adjusted EBITDA is not a financial measure computed under IFRS and should not be considered an indicator of financial performance or free cash flow. We define Adjusted EBITDA as net income of controlling interest plus (i) net income of non-controlling interest, (ii) discontinued operations, (iii) income taxes, (iv) share in net income of affiliates, (v) net comprehensive financing cost, (vi) depreciation and amortization, and (vii) net interest expense included in cost of sales. Our management believes that Adjusted EBITDA provides a useful measure of its performance, supplemental to net income and operating income, because it excludes the effects of financing decisions, non-controlling shareholdings, and other non-operating items. The calculation of Adjusted EBITDA is also provided as a result of requests from the financial community and is widely used by investors in order to calculate ratios and to make estimates of the total value of our company in comparison to other companies. Financial ratios calculated on the base of Adjusted EBITDA are also widely used by credit providers in order to gauge the debt servicing capacity of companies and are relevant measures under one or more of our or our subsidiaries’ financing agreements.

Investor Relations	www.ica.com.mx	20/23

Exchange rate: Amounts in U.S. dollars (US$) are converted at an exchange rate of Ps. 13.0235 per U.S. dollar as of June 30, 2013, Ps. 13.9322 as of December 31, 2012, and Ps. 13.3477 as of June 30, 2012.

IFRS 10, IFRS 11, IFRS 12, IAS 27 (revised 2011), and IAS 28 (revised 2011): The International Accounting Standards Board (IASB) issued a set of five pronouncements related to consolidation, joint arrangements, affiliates, and disclosure that became effective January 1, 2013.

IFRS 10 “Consolidated Financial Statements” replaces the parts of IAS 27 “Consolidated and Separate Financial Statements” and SIC-12 “Consolidation – Special Purpose Entities,” Under IFRS 10, there is only one basis for consolidation, that is, control. In addition, IFRS 10 includes a new definition of control that contains three elements: (a) power over an investee, (b) exposure, or rights, to variable returns from its involvement with the investee, and (c) the ability to use its power over the investee to affect the amount of the investor’s return.

IFRS 11 introduces new accounting requirements for joint arrangements, replacing IAS 31. The option to apply the proportional consolidation method on jointly controlled entities is eliminated. In addition, IFRS 11 eliminates the concept concerning jointly controlled assets, and establishes only two types of joint arrangements, joint operations and joint ventures, depending on the rights and obligations of the parties. A joint operation is a joint arrangement whereby the parties that have joint control have rights to assets and obligations on liabilities. In this type of arrangement, each party recognizes the assets to which they have rights and liabilities which bear obligations as part of its other assets and liabilities. Joint ventures are joint arrangements whereby the parties that have joint control have rights to the net assets.

In addition, joint ventures under IFRS 11 should be accounted using the equity method, whereas jointly controlled entities under IAS 31 could be accounted using the equity method or proportionate accounting.

The adoption of these five norms only affects the consolidated financial statements and the amounts reported in the consolidated financial statements for periods prior to December 31, 2012, when they are restated for comparative purposes.

The adoption of IFRS 11 changes the classification and subsequent accounting of the Company’s investment the following companies, which were previously recognized using the proportional consolidation method. Under IFRS 11, these joint ventures or joint arrangements are no longer consolidated using proportional consolidation, but are recognized as long-term investments with results recognized using the equity method These companies are:. Autovía Necaxa Tihuatlán, S.A. de C.V., ICA Fluor, S. de R.L. de C.V. and its subsidiaries, Rodio Kronsa, S.A., Los Portales, S.A., Suministro de Agua de Querétaro, S.A. de C.V., Aquos El Realito, S.A. de C.V., Constructora de Infraestructura de Aguas Potosí, S.A. de C.V., Autovía Mitla – Tehuantepec, S.A. de C.V., Actica Sistemas, S. de R.L. de C.V., C7AI Servicios Industriales Especializados, S.A. de C.V., Infraestructura y Saneamiento de Atotonilco, S.A. de C.V., and Administración y Servicios Atotonilco, S.A. de C.V.

The condensed financial statement for the six months ended June 30, 2012 were restated to include the effect of the accounting standards in effect as of January 1, 2013 The financial statements for the period January 1 – June 30, 2012 as originally presented were:

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Financial Derivative Instruments: ICA enters into financial derivative contracts in the subsidiaries where projects are located solely in order to reduce the uncertainty on the returns on projects. The instruments entered into are established on a notional amount. Interest rate derivatives are used in order to fix maximum financial costs. Exchange rate derivatives are entered into in order to reduce the exchange risk on projects that incur labor and materials costs in a currency different from the currency of the financing of the project, as well as to convert foreign debt into domestic currencies. ICA enters into its financings in the same currency as the source of repayment. ICA has a policy of not entering into derivatives for speculative purposes.

From an accounting perspective, there are two classifications for derivative instruments. “Hedging financial instruments” must meet the specific requirements established in IFRS. Other derivative financial instruments that do not meet IFRS requirements for hedge accounting treatment are designated as trading derivatives.

ICA values all derivatives at fair value. Fair value is based on market prices for derivatives traded in recognized markets; if no active market exists, fair value is based on other recognized valuation methodologies in the financial sector, validated by third party experts, and supported by sufficient, reliable, and verifiable information.

Fair value is recognized in the balance sheet as an asset or liability, in accordance with the rights or obligations derived from the contracts executed and in accordance with accounting norms. For hedging derivatives, changes in fair value are recorded temporarily in other comprehensive income within stockholders’ equity, and are subsequently reclassified to results at the same time that they are affected by the item being hedged. For trading derivatives, the fluctuation in fair value is recognized in results of the period as part of Comprehensive Financing Cost.

In accordance with Article 63 of the Circular for Issuers, ICA entered into one-year forward contracts to acquire 22,280,100 shares of the Company, in a series of nonconsecutive transactions between May 22 and August 21, 2012, at a weighted average strike price of Ps. 24.99 per share, equivalent to Ps. 556.8 million. The total amount of shares represented 3.67% of shares outstanding. These instruments were restructured, modifying their maturity and the strike price. As a result of the restructuring, the weighted average strike price is Ps. 23.63 per share. Other contractual conditions were not modified.

If market conditions are favorable, the forward contracts will be exercised with a charge to the share repurchase reserve approved by the Shareholders’ Meeting, in accordance with the Policy for the Acquisition and Disposition of Own Shares approved by the Board of Directors. The value of the exercising will be calculated by multiplying at maturity the numbers of shares in each contract and strike price.

In the event of not exercising the instruments, the price for settling the contracts will be the difference between the strike price and the price of ICA’s shares in the market. On a quarterly basis, the fair value of the forward contracts is estimated based on their terms and the effect recognized in the comprehensive financing cost. As of June 30, 2013, the fair value for not exercising the contracts resulted in a gain in the line item financial derivative effects of Ps. 7 million.

Additional information regarding our exposure to financial derivative instruments required to be furnished by Mexican regulations to the National Banking and Securities Commission is attached hereto as Exhibit 99.1, which is incorporated by reference herein.

Glossary

ADTV: Average Daily Traffic Volume is the number of vehicles that travel the entire length of a highway.

Concessions Revenue is composed of the following:

Operating revenue from concessions: includes tolls and fee payments from the government for the availability of PPP roads and or tariffs based on traffic volume, according to the type of concession.
Operations and maintenance: revenue from the provision of services for operating and maintaining highways for non-consolidated affiliates.

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Financial income: the revenue associated with financing.
Construction: the revenue recognized by the concessionaire for costs that are not attributable to the construction company.

SPC: Services Provider Contract. Long-term contract for the provision of services to the Ministry of Public Security, which includes the construction and operation of social infrastructure.

RCO: Red de Carreteras de Occidente, S.A.B. de C.V. The company’s principal activity is to operate, maintain, conserve, and exploit the highways that make up the FARAC 1 package of tollroads, as well as to construct, operate, maintain, conserve, and exploit the Expansion Works, in accordance with the Concession Agreement with the federal Government, acting through the Ministry of Communications and Transportation.

PPP: Public-Private Partnership is a legal mechanism that enables a private sector company to provide services to the federal, state, or municipal government clients through fixed term licenses, generally from 20 to 40 years, to finance ,construct, establish, operate, and maintain a public means of transportation or communication. The client’s payment consists of a fixed payment for the availability of the highway together with a minimum shadow tariff based on traffic volume.

Analyst coverage

In compliance with the regulations of the Mexican Stock Exchange, the following is the list of analysts that cover ICA’s securities:

●	Actinver - Ramón Ortiz Reyes	●	Intercam - Enrique Mendoza
●	BBVA Bancomer - Francisco Chávez	●	Invex - Ana Hernandez
●	Banorte-Ixe - José Itzamna Espitia Hernández	●	ITAU - Roberto Barba
●	Barclays - Pablo Monsivais	●	Monex - Robeto Solano
●	Bank of America Merrill Lynch - Carlos Peyrelongue	●	Morgan Stanley - Nikolaj Lippmann
●	Citi - Dan Mcgoey	●	Santander - Héctor Chávez
●	Credit Suisse - Eugenio Amador	●	Scotia - Marcos Durán
●	Deutsche Bank - Esteban Polidura	●	UBS - Marimar Torreblanca
●	GBM - Javier Gayol	●	Vector – Jorge Plácido
●	HSBC - Francisco Suárez

This report may contain projections or other forward-looking statements related to ICA that reflect ICA’s current expectations or beliefs concerning future events. Such forward-looking statements are subject to various risks and uncertainties and may differ materially from actual results or events due to important factors such as changes in general economic, business or political or other conditions in Mexico, Latin America or elsewhere, changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies, changes in tax and other laws affecting ICA’s businesses, increased costs, unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms and other factors set forth in ICA’s most recent filing on Form 20-F and in any filing or submission ICA has made with the SEC subsequent to its most recent filing on Form 20-F. All forward-looking statements are based on information available to ICA on the date hereof, and ICA assumes no obligation to update such statements.

Empresas ICA, S.A.B. de C.V. is Mexico's largest infrastructure company. ICA carries out large-scale civil and industrial construction projects and operates a portfolio of long-term assets, including airports, toll roads, water systems, and real estate. Founded in 1947, lCA is listed on the Mexican and New York Stock exchanges. For more information, visit www.ica.com.mx/ir

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Exhibit Number	Description of Document

99.1	Qualitative and Quantitative Financial Derivative Instruments Report of the Company to the National Banking and Securities Commission, dated June 26, 2013 (English translation)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 29, 2013
Empresas ICA, S.A.B. de C.V.
/s/ ALONSO QUINTANA KAWAGE
Name: Alonso Quintana Kawage
Title: Chief Executive Officer